UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Earlyworks Co., Ltd. (the “Company”) is filing this current report on Form 6-K to report its financial results for the six months ended October 31, 2024 and to discuss its recent corporate developments.

Attached as exhibits to this current report on Form 6-K are:

(1)	a press release dated March 3, 2025, titled “Earlyworks Co., Ltd. Reports Financial and Operational Performance for the Six Months Ended October 31, 2024” as Exhibit 99.1;

(2)	the unaudited interim condensed financial statements and related notes as Exhibit 99.2; and

(3)	Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled “Earlyworks Co., Ltd. Reports Financial and Operational Performance for the Six Months Ended October 31, 2024”
99.2	Unaudited interim condensed financial statements and related notes for the six months ended October 31, 2024
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: March 3, 2025	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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